August 18, 2022

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Shannon Menjivar, Accounting Branch Chief
William Demarest, Staff Accountant

Re:	STARWOOD PROPERTY TRUST, INC.
Form 10-K for the year ended December 31, 2021
Filed February 25, 2022
File No. 001-34436

Ladies and Gentlemen:

Starwood Property Trust, Inc. (“Starwood” or “we”) hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated July 6, 2022 (the “Comment Letter”) regarding Starwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by Starwood’s response to the comments. The below background is part of our response and is applicable to both comments.

BACKGROUND:

Because both of the Staff’s comments relate to the measurement of Distributable Earnings (“DE”), we would like to first explain the purpose of this non-GAAP performance measure. Since Starwood’s launch in 2009, we have consistently presented DE (formerly known as “Core Earnings”) as a non-GAAP performance measure. DE is widely-reported by our commercial mortgage (“CM”) real estate investment trust (“REIT”) peer companies and has long been used by stakeholders of all CM REITs as a key indicator of CM REIT dividends. DE is generally calculated as GAAP net income excluding (i) non-cash equity compensation expense, (ii) depreciation and amortization, (iii) unrealized gains/losses, and (iv) certain other non-cash items. Because unrealized gains and losses are excluded from DE, there is a subsequent adjustment between GAAP net income and DE to include realized gains and losses when they occur.

One of the principal reasons investors invest in CM REITs is to earn a dividend. Like all REITs, CM REITs are required to distribute at least 90% of their taxable income to shareholders each

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year in order to maintain their REIT status (the “90% Test”). CM REITs typically distribute at least 100% of their taxable income so they are not subject to taxation of any amount of taxable income not distributed to shareholders. While not a substitute for taxable income, historically, over time, the DE performance measure has proven to be a useful indicator of a CM REIT’s dividends, and notably, DE is more closely correlated with a CM REIT’s dividend than its GAAP net income. Further, DE is considered by both our management and our Board in determining the dividend amount to declare each quarter. Our analysts and investors have told us of the importance of DE in assessing the outlook for our dividend, and our lenders utilize this measure as the foundation for our earnings-based financial covenants.

In November and December 2020, we engaged in discussions with members of the Staff regarding the then newly implemented current expected credit loss accounting model (“CECL”) and the reasons for excluding the CECL reserve from DE. As part of these discussions, we advised the Staff that, consistent with historical practice, we would continue to exclude unrealized loan losses from DE and would reduce DE for realized loan losses in order to better align with taxable income and our dividend. In our Form 10-K for the year ended December 31, 2020, we disclosed that we would reduce DE for realized loan losses at such time when a loan is deemed nonrecoverable. Non-recoverability is determined upon the earlier of: (i) when the loan receivable is settled (i.e. when the loan is repaid, or in the case of foreclosure, when the underlying asset is sold); or (ii) when we determine that it is nearly certain that all amounts due will not be collected.

Form 10-K for the year ended December 31, 2021

Non-GAAP Financial Measures, page 76

COMMENT:

1.We note your disclosure that you modified the definition of Distributable Earnings to allow for the treatment of sales as realized if GAAP would otherwise view them as realized even when not recorded in GAAP earnings. As a result you made an adjustment to Distributable Earnings to include the cash portion received for the sale of a 20.6% interest in the Woodstar Fund to a third party. Please tell how you considered Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures when determining that the adjustment was appropriate.

STARWOOD RESPONSE:

We have consistently disclosed in our public filings that in order to address unusual transactions, our definition of DE allows management to make adjustments, subject to the approval of a majority of our independent directors, when such adjustments are appropriate in order for DE to be calculated in a manner consistent with its definition and objective. We encountered such a situation with the sale of an interest in the Woodstar Fund to third parties. The GAAP and tax treatment of this transaction differed. Under GAAP, the transaction was accounted for as an adjustment to equity resulting in no earnings impact, while the tax rules treated this as a taxable event with a gain recognized for the difference between the $214 million of cash that we received and our tax basis. This gain substantially increased our taxable income for 2021, and thus likewise increased our required distribution under the 90% Test discussed above.

The taxable income and resulting required distribution are very relevant to our dividend outlook. Because we report DE primarily to assist our analysts and investors in assessing the outlook for

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our dividends, the inclusion of the Woodstar Fund transaction in DE was fundamental to the usefulness and intended purpose of presenting DE. As a result, our management recommended, and our independent directors unanimously approved, that we include the transaction in computing DE. We believe that excluding the impact of this significant transaction from DE would have caused DE to be significantly understated relative to the REIT dividend requirement and to taxable income, and therefore would have been misleading to our stakeholders who use this measure as an indicator of our dividend.

Question 100.04 (and the corresponding answer) relates to non-GAAP measures that substitute individually tailored recognition and measurement methods for GAAP revenues and/or other financial statement line items that could violate Rule 100(b) of Regulation G. In this case, we do not view inclusion of the Woodstar Fund transaction as an individually tailored recognition method, but rather the application of our definition of DE, a longstanding and widely-used measure for CM REITs, to a specific and unusual transaction.  Our definition contemplates adjustments appropriate to avoid the measure from being misleading and requires a formal process for independent board approval in such cases.

It should also be noted that inclusion of the Woodstar Fund transaction does not accelerate the recognition of a gain from a future period. Because of the GAAP-prescribed equity treatment for this transaction, the gain will never impact GAAP earnings in a future period. We also note that our treatment is factually distinguishable from the situation described in Question 100.04 in a manner that is meaningful to the appropriateness of our presentation. The question presented in 100.04 describes a registrant that adjusts its non-GAAP performance measure to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed. The Woodstar Fund transaction relates to a completed event for which full payment was received and for which there is no GAAP gain to be recognized in future periods.

COMMENT:

2.We note your adjustments to Distributable Earnings under the heading Recognition of Distributable realized gains (losses) on page 77. Please clarify what each adjustment represents and where the amounts are located on your income statement.

STARWOOD RESPONSE:

The adjustments to DE under the heading “Recognition of Distributable realized gains (losses)” represent the inclusion of the realized portion of GAAP gains and losses that have previously been excluded from DE in the reconciliation section entitled “Reversal of GAAP unrealized (gains) losses.” The purpose of this portion of our reconciliation is to exclude unrealized items that are accounted for at fair value pursuant to GAAP and only include gains or losses once they are realized. We have applied this approach consistently since our inception, and it aligns with the usefulness and intended purpose of presenting DE as an indicator of our dividend. Realization typically occurs upon a cash event (i.e. sale, settlement or an event which results in the payment or receipt of cash). These adjustments from GAAP to DE can be positive or negative, depending on the direction of the unrealized marks that are included in our GAAP net income in a particular reporting period. However, in all cases, there is no acceleration of income from a future period. These items consist of the following specific adjustments for the year ended December 31, 2021:

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•Loans – This line item represents the realized portion of GAAP gains (losses) on residential and commercial conduit loans sold during the period that are carried under the fair value option. We regularly securitize and sell residential and commercial mortgage loans, and given our intention to sell or securitize, we elect the fair value option for these loans. Our hold period between the origination or purchase of a loan and its securitization is approximately three to six months for residential loans and 30 to 45 days for commercial loans. During such hold period, the loans are marked to fair value through the GAAP income statement within “Change in fair value of mortgage loans, net.” When a securitization occurs, the difference between (i) the net proceeds received in connection with the securitization or sale, and (ii) the historical cost basis of the underlying loans is treated as a realized gain or loss for DE purposes. Because of the crossover in financial reporting periods between origination/purchase and securitization/sale, the exact number included in the adjustment cannot be specifically found on our GAAP income statement. However, cumulatively over time, the fair value mark in the GAAP income statement will equal the total realized gain or loss in DE.
To illustrate this point, please consider the following example: Assume we acquire a loan for $100 in Q1, mark it to $105 in Q2, and sell it for $107 in Q3. Recognition would be as follows:

Period	GAAP P&L	DE Adjustments
Q1	N/A	N/A
Q2	+$5 Change in fair value of mortgage loans, net	-$5 Exclusion of unrealized gain on loans
Q3	+$2 Change in fair value of mortgage loans, net	-$2 Exclusion of unrealized gain on loans +$7 Recognition of realized gain on loans
Cumulative YTD Q1-Q3	+$7 Change in fair value of mortgage loans, net	+$7 Recognition of realized gain on loans

As you can see from the table above, the cumulative GAAP and DE impact of a $7 gain is the same, but timing differs.

•Realized credit loss – As noted above and in our 2021 Form 10-K, we consider a credit loss realized when such amounts are deemed nonrecoverable. This is generally upon a realization event, such as when a loan is repaid, or in the case of foreclosure, when the underlying asset is sold. Non-recoverability may also be determined if, in our determination, it is nearly certain that amounts due will not be collected. The realized loss amount reflected in DE will equal the difference between the cash received and the book value of the asset. The CECL provision will have previously been reflected within “Credit loss provision, net” in our GAAP income statement.

From our inception through December 31, 2021, we have only foreclosed on five loans totaling an unpaid principal balance of $159 million, out of more than $48 billion of loans originated during this same time period. We have since resolved three of those loans with an unpaid principal balance of $42 million. The GAAP loss reserves on these three

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loans totaled $15 million. Upon resolution of these foreclosures via sale of the underlying real estate, only one asset resulted in a realized loss of $7 million, while the other two assets resulted in realized gains totaling $93 million and the reversal of $8 million of previously recorded GAAP impairments. This illustrates the usefulness of excluding unrealized amounts from DE. It is also consistent with the tax treatment which drives our distribution requirement. Under the tax rules, a realized loss on a receivable represents the “abandonment of any expectation of receiving the amount.”

•Securities – Similar to loans, this line item represents the realized portion of GAAP gains or losses on commercial mortgage backed securities (“CMBS”) and residential mortgage backed securities (“RMBS”) sold or impaired during the period which are carried under the fair value option. These securities are generally held for investment, but are carried under the fair value option for GAAP purposes because in the vast majority of cases, the securitizations to which they relate are consolidated. During our hold period, the securities are marked to fair value through the GAAP income statement within “Change in fair value of investment securities, net.” If we choose to sell a security, the difference between the cash proceeds received in connection with the sale and the historical cost basis of the underlying security is treated as a realized gain or loss for DE purposes. Similar to realized credit losses on loans, we consider an RMBS or CMBS credit loss to be realized when such amounts are deemed nonrecoverable. Non-recoverability is likewise generally at the time the underlying assets within the securitization are liquidated, but non-recoverability may also be determined if, in our determination, it is nearly certain that all amounts due will not be collected. The realized loss amount reflected in DE will equal the difference between the cash received and the historical cost basis of the security. The credit loss will have previously been reflected within “Change in fair value of investment securities, net” in our GAAP income statement.

•Woodstar Fund investments – This line item represents GAAP income from the Woodstar Fund investments excluding unrealized changes in fair value of its underlying assets and liabilities. Because the Woodstar Fund is required to carry its investments at fair value, we exclude all unrealized gains (losses) from DE, similar to the treatment of loans and securities noted above which are likewise accounted for at fair value pursuant to GAAP. The difference between the Woodstar Fund’s GAAP net income and its unrealized gains (losses) represents changes in working capital and actual cash distributions received. This difference is the component that we treat as realized for DE purposes. Exclusion of the unrealized changes in fair value related to these investments is critical to the DE measure because the unrealized gains related to this fund can be significant, but are not considered taxable income and therefore are not considered in the determination of our dividend to investors.

•Sale of interest in Woodstar Fund – Please refer to the response to Comment #1 above.

•Derivatives – This line item represents the realized portion of GAAP gains or losses on the termination or settlement of derivatives which are accounted for at fair value. Despite serving as effective economic hedges, none of our derivatives are designated in hedging relationships, and therefore changes in their fair value are recorded in GAAP net income. Similar to the other assets noted above that are likewise marked to fair value through net income under GAAP, derivatives are only treated as realized for DE when they are terminated or settled and cash is exchanged. During our hold period, derivatives are marked to fair value through the GAAP income statement within “Gain (loss) on derivative financial instruments, net.” The amount of cash received or paid to terminate

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or settle the derivative is the amount treated as realized for DE purposes at the time of such termination or settlement.

•Foreign currency – This line item represents the realized portion of foreign currency gains or losses related to assets (principally our commercial loans) and liabilities (principally the related financing) denominated in foreign currency. Because these assets and liabilities represent monetary items, they are included in the determination of GAAP earnings upon translation and are reported as “Foreign currency (loss) gain, net” in our GAAP income statement. Similar to the other assets described above, DE excludes these unrealized changes in fair value until the foreign currency is converted back to USD and the gains or losses are considered realized. The realized portion of foreign currency is calculated as the difference between the foreign exchange rate at the time the asset was placed on the balance sheet (e.g. the time when the loan was originated) and the foreign exchange rate at the time cash is received (e.g. following repayment of a loan) and is offset by the related foreign currency derivative at settlement. Cumulatively over the loan’s life, the GAAP gain or loss from foreign currency translation during the hold period equals the DE recognition upon repayment of the loan and conversion of the foreign currency back to USD. However, the timing of recognition between GAAP and DE differs as these loans typically have a 3-year life.

•Earnings (loss) from unconsolidated entities – This line item represents GAAP earnings (loss) from unconsolidated entities excluding non-cash items and unrealized changes in fair value recorded on the books and records of the unconsolidated entities. Said differently, this is our share of the unconsolidated entities’ DE. Given the nature of our unconsolidated entities, the difference between GAAP and DE for these entities relates to depreciation and unrealized changes in the fair value of mortgage loans and securities.

•Sales of properties – This line item represents the realized gain or loss on sales of properties held at depreciated cost. Because depreciation is a non-cash expense that is excluded from DE, the GAAP gain upon sale of a property is higher than the realized gain reflected in DE (i.e. sales proceeds less undepreciated cost). Effectively, this adjustment represents accumulated depreciation on the sold property and is subtracted from the GAAP gain to arrive at the DE gain. For added transparency and consistency of presentation, we reverse the GAAP gain in the unrealized section of our DE reconciliation, and then include the DE gain in the realized section. GAAP gains on the sales of properties are reflected within “Gain on sale of investments and other assets, net” in our income statement.

As an example, if we acquire a property in Year 1 for $200, depreciate it by $25 in Year 1 and sell it at the beginning of Year 2 for $250, recognition would be as follows:

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Period	GAAP P&L	DE Adjustments
Year 1	-$25 Depreciation expense	+$25 Exclusion of depreciation expense
Year 2	+$75 Gain on sale of investments and other assets, net	-$75 Exclusion of GAAP gain on sale +$50 Recognition of DE gain on sale
Cumulative LTD	+$50 Net P&L	+$50 Net P&L

The table above illustrates that cumulative income recognition is the same for GAAP and DE, but timing differs.

* * * * *

Starwood hereby acknowledges that Starwood is responsible for the adequacy and accuracy of the disclosures it has made in its filings, including the 2021 Form 10-K, notwithstanding any review, comments, action or absence of action by the Staff.

We respectfully believe that the above responses are responsive to the Staff’s comments. If you have any questions or would like further information concerning our response, please do not hesitate to contact me by phone at 305-695-5470 or by email at rpaniry@starwood.com.

Very truly yours,

/s/ RINA PANIRY

Rina Paniry
Chief Financial Officer